Mail Stop 6010


	January 5, 2006


Jack A. Pacheco
Vice President and Chief Financial Officer
SMART Modular Technologies (WWH), Inc.
4211 Starboard Drive
Fremont, CA 94538

Re:	SMART Modular Technologies (WWH), Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed December 20, 2005
	Registration No. 333-129134

Dear Mr. Pacheco:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

Stock-Based Compensation, page 35

1. Please tell us and revise your M,D&A discussion to provide the following additional disclosures:

* A discussion of each significant factor contributing to the change in fair value for those options issued during the most recent period, and the estimated IPO price. Indicate any changes in your business that would indicate there has been a change in the value of your business since the last time management performed an analysis in estimating the fair value of your ordinary shares.

* Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in your filing.

* Disclose the reason management chose not to obtain a retrospective valuation by an unrelated valuation specialist.
Recent Accounting Pronouncements, page 45

2. Please refer to our prior comment 7. Based on your disclosures here and note 1(v) to the financial statements, it appears you have adopted the provisions of SFAS 123(R) in the first interim period beginning on September 1, 2005. As stated in paragraph 72 of SFAS 123(R), nonpublic entities that used the minimum value method in Statement 123 for either recognition or pro forma disclosures are required to apply the prospective transition method. In this regard, please revise to include all required disclosures as outlined in paragraphs 84-85 of SFAS 123(R) in the period of adoption. Also, consider revising your disclosures on page 36 as appropriate.

Financial Statements
General

3. Provide a currently dated and signed consent of your independent registered public accountants with the filing of your next amendment.

4. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the
Registration Statement.

Consolidated and Combined Statements of Operations, page F-4

5. Please refer to our prior comment 5. Based on your table provided on page 34 and elsewhere, it appears that you generate revenue from the sales of products and revenue from services. Further we note that revenue from services with your largest customer that was recorded on a gross basis until April 2004 has been reflected within product net sales and after April 2004 it is shown within service revenue. You have disclosed that in April 2004 you began reporting revenue from this customer on a net revenue basis due to changes in the terms of the contract. Tell us how the "services" provided to this customer changed in April 2004. To the extent, you determine the gross revenue should be included in service revenue, please revise your consolidated and combined statements of operations to provide separate disclosure of revenues from sales of products and revenue from services, along with separate disclosure of the related cost of sales from products and services. Refer to the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X. Alternatively, please explain to us why you do not believe this is required.

Note 1 - Summary of Significant Accounting Policies, page F-7

(i) Inventories, page F-10

6. Please refer to our prior comment 13. You state that the non-current inventory consists of component parts, flash integrated circuits, purchased in response to a specific customer`s program. You also state that you use estimates of customer demand and forecasts in evaluating potential obsolescence of this inventory. Tell us about the methodology used by management to evaluate your inventory for obsolescence including such factors as:

* the time line or horizon that you look to when assessing excess inventory
* the probability that the component parts could become obsolete due to advancements in technology of your customer`s product

Financial Statements of SMART Modular Technologies Sdn. Bhd.

7. We note that you file separate financial statements of your consolidated subsidiary in Malaysian GAAP with reconciliation to US
GAAP. In regards to your filing requirements under Rule 3-16 of Regulation S-X, please address the following:

* Tell us how you concluded that Malaysian GAAP is a comprehensive basis of accounting that is appropriate for use in SEC filings.
* Confirm to us that the financial statements meet the requirements of Item 18 of Form 20-F and explain how you have complied with all applicable requirements.
* In light of the significance of the operations of the Malaysian subsidiary on your total consolidated revenues and total assets, please explain why US GAAP financial statements of this consolidated subsidiary are not readily available to you.

We may have further comment after receiving your response.

Exhibits 8.1 and 8.2

8. Each counsel should revise their respective opinion to specifically consent to their being named in the prospectus.

9. We note the last paragraph of the opinion filed as Exhibit 8.1 and the second to last paragraph of the opinion filed as Exhibit 8.2. Please revise to remove any disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-3626 or Michele Gohlke, Branch Chief, at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or me at (202)
551-
3602 with any other questions.

	Sincerely,



	Thomas A. Jones
	Senior Attorney


cc (via fax):  Alan F. Denenberg, Esq.
	Michael Nordtvedt, Esq.
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Jack A. Pacheco
SMART Modular Technologies (WWH), Inc.
January 5, 2006
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